UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

Vo Act

P.E. 12-19-02

03005005

January 15, 2003

Michael H. Ullmann
Corporate Secretary &
Associate General Counsel
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933-0026

Act 1934
Section
Rule 14A-8
Public Availability 1-15-2003

Re: Johnson & Johnson
Incoming letter dated December 19, 2002

PROCESSED
FEB 05 2003
THOMSON FINANCIAL

Dear Mr. Ullmann:

This is in response to your letter dated December 19, 2002 concerning the shareholder proposal submitted to Johnson & Johnson by Dr. Roberta G. Rubin. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Dr. Lawrence Parks
P.O. Box 625, FDR Station
New York, NY 10150

![Johnson & Johnson]

MICHAEL H. ULLMANN
SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-2455
FAX: (732) 524-2185

December 19, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2002 DEC 20 PM 3:58
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

<u>Johnson & Johnson Shareholder Proposal
Relating to the Foundation for the
Advancement of Monetary Education</u>

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Johnson & Johnson, a New Jersey corporation (the "Company"), to exclude the shareholder proposal submitted by Ms. Roberta G. Rubin, who named Dr. Lawrence Parks as her attorney-in-fact and representative to attend the Company's 2003 Annual Meeting of Shareowners in her place (Ms. Rubin and Dr. Parks, collectively, the "Proponents"), from the proxy statement and form of proxy relating to the Company's 2003 Annual Meeting of Shareowners (the "2003 Proxy Materials").

The Company hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal may be properly excluded from the Company's 2003 Proxy Materials for the reasons and on the bases set forth below.

In accordance with Rule 14a-8(j)(2), enclosed are six copies of this letter with, as Appendix A hereto, the Proponents' original letter to the Company, dated August 25, 2002 and the attachment enclosed therewith (collectively, the "Proposal").

The Company expects to file its 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or after March 12, 2003. In order to allow the Company to complete its mailing of the 2003 Proxy Materials in a timely fashion, we would appreciate receiving your response as soon as practicable. By copy of this letter and its enclosures, the Company is notifying the Proponents of its intention to omit the Proposal from the 2003 Proxy Materials.

Background

In order to understand the reasons why the Company believes it may properly exclude the Proposal from its 2003 Proxy Materials, some background information is required. On September 9, 2002, the Company received the Proposal from Ms. Roberta G. Rubin. The Proposal, if adopted, would have the Company align itself with the Global Currency Initiative (the "GCI"), a "study group" that "revisits monetary issues worldwide" and the Foundation for the Advancement of Monetary Education ("FAME"), which is a "501c3 public charity think tank specializing in the world's monetary structure." See Appendix A. In the cover letter to the Proposal, Ms. Rubin authorizes Dr. Lawrence Parks as her attorney-in-fact and representative to attend the Company's 2003 Annual Meeting of Shareowners in her place. In addition, the cover letter indicates that all communications related to the Proposal are to be sent to Dr. Parks. According to the FAME web site, <http://www.fame.org>, Dr. Parks is the Executive Director of FAME.

Reasons for Omission

As discussed more fully below, the Company believes that the Proposal can be properly omitted from its 2003 Proxy Materials pursuant to clauses (i)(4), (i)(7), (i)(3) and (i)(6) of Rule 14a-8.

I. The Proposal Is Excludable Pursuant to Rule 14a-8(i)(4) Because It Is Designed to Further a Personal Interest.

Rule 14a-8(i)(4) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is designed to result in a benefit to the shareholder or further a personal interest, which benefit or interest is not shared with the other security holders at large. See, e.g., Int'l Bus. Machs. Corp. (January 31, 1994) (finding that a shareholder proposal relating to political campaign contributions was excludable pursuant to 14a-8(i)(4) where the shareholder had a prior history of disagreement with the company concerning corporate donations to two specific charities). In addition, the fact that the shareholder of record is not the person who has the personal interest is of no consequence, so long as the shareholder of record is the nominal proponent for the interested person. See MGM MIRAGE (March 19, 2001). In MGM MIRAGE, a shareholder with a personal grievance against the company submitted a proposal but was unable to provide evidence that he owned the requisite number of shares to properly have the proposal included in the company's proxy materials. Subsequently, the proposal was resubmitted by another shareholder, who was a client of the original filer. In concurring with the company that the proposal could be properly omitted pursuant to Rule 14a-8(i)(4), the Staff found that the shareholder under whose name the proposal was resubmitted was "a nominal proponent" for the excluded shareholder. By authorizing Dr. Parks as her attorney-in-fact and by directing all correspondence pursuant to the Proposal to his attention, Ms. Rubin has become the nominal proponent of what is, in fact, Dr. Parks's Proposal.

The Commission has stated that under Rule 14a-8(c)(4), the predecessor to Rule 14a-8(i)(4), proposals may be omitted from a proxy statement when prompted by personal concerns. See Exchange Act Release No. 34-19135 (October 14, 1982). The resolutions of the Proposal indicate that Dr. Parks is seeking to serve his own interests as Executive Director of FAME. Specifically, the Proposal seeks to have the Company disseminate, at its own cost, a report of all GCI proceedings to all employees, Board of Directors and shareholders. In essence, Dr. Parks is seeking a free distribution channel for reports prepared by his own foundation. Additionally, the Proposal seeks a financial contribution to FAME. Because Dr. Parks is seeking to further his own personal interests through the Proposal, i.e., financial support and free marketing for his foundation's endeavors, the Company believes that the Proposal may be omitted from the 2003 Proxy Materials in accordance with Rule 14a-8(i)(4).

II. The Proposal Is Excludable Pursuant to Rule 14a-8(i)(7) Because It Relates to Ordinary Business Operations.

Rule 14a-8(i)(7) permits an issuer to omit a shareholder proposal from its proxy materials if it "deals with a matter relating to the company's ordinary business operations." The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). This general policy rests on two primary considerations: (i) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018.

The Proposal, if adopted, would require the Company "to make a contribution to FAME, in an amount to be determined by management, to help fund the GCI." As disclosed in the text of the Proposal, FAME is a "501c3 public charity." In essence, the Proposal involves shareholders in the Company's selection of charitable contributions. The Company's commitment to social responsibility is exemplified by a number of key community initiatives. Through the Company's Contribution Program, a worldwide social responsibility effort, the Company aligns its philanthropic initiatives with its expertise in four key platforms for giving: Access to Health Care, Children's Health, Professional Development and Education and Community Responsibility. The Company sponsors a number of programs structured around the principles of these platforms. Because the majority of the Company's support is directed to specific programs and organizations, the Company traditionally does not accept or respond to unsolicited proposals.

The day-to-day oversight of the Company's charitable programs is most efficiently left to the Company's management, who are in the best position to determine eligibility and worthiness of prospective recipients. The Staff has consistently agreed that shareholder proposals dealing with the selection of recipients, amounts or type of charitable contributions may be omitted from a company's proxy materials pursuant to Rule 14a-8(i)(7). See, e.g., Lucent Technologies Inc. (November 18, 2002) (finding that a proposal requesting that the board discontinue support of National Public Radio excludable pursuant to Rule 14(a)-8(i)(7)); Aetna Inc. (February 23, 2002) (finding that a proposal relating to the company's philanthropic contributions to organizations that promote "larger government or more government regulation" excludable pursuant to Rule 14-8(i)(7)); Pac. Telesis Group (February 20, 1992) (finding that a proposal requesting that contributions be made to Planned Parenthood to fund teenage pregnancy prevention and educational programs excludable pursuant to predecessor Rule 14a-8(c)(7)).

Finally, the Company notes that the Staff has consistently taken the position that it will not permit revisions of a shareholder proposal to cure a Rule 14a-8(i)(7) defect. See Wal-Mart Stores, Inc. (March 5, 1999); see also, Z-Seven Fund, Inc. (November 3, 1999). In concluding that the entire Wal-Mart proposal could be excluded pursuant to Rule 14a-8(i)(7), the Staff explicitly noted that the proposal addressed matters that were clearly within the scope of ordinary business.

Because the Proposal, if adopted, would require the Company to make a charitable contribution to a specific organization for a specific purpose, a function that is clearly a part of "ordinary business operations", the Proposal is excludable in its entirety from the Company's 2003 Proxy Materials pursuant to Rule 14a-8(i)(7).

III. The Proposal Is Excludable Pursuant to Either Rule 14a-8(i)(3) or Rule 14a-8(i)(6) Because It Is Contrary to the Commission's Proxy Rules and Is Vague and Indefinite.

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal and the related supporting statement from its proxy materials if such "proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In addition, a proposal will violate Rule 14a-8(i)(3) if it is vague and indefinite such that "neither the shareholders voting on the proposal, nor the [c]ompany in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Philadelphia Elec. Co. (July 30, 1992) (supporting the omission of a shareholder proposal under predecessor Rule 14a-8(c)(3) where a proposal resolved that a committee of small stockholders would refer a "plan or plans" to the board, but did not describe the substance of those plans); see also, H.J. Heinz Co. (May 25, 2001) (supporting the omission of a shareholder proposal under Rule 14a-8(i)(3) where the proposal requested the company to implement the SA8000 Social Accountability Standards, but did not clearly set forth what SA8000 required of the company); Bristol-Myers Squibb Co. (February 1, 1999) (supporting the omission of a shareholder proposal under Rule 14a-8(i)(3) where the proposal's references to the Bible and Roman law rendered the proposal impermissibly vague).

A proposal may also be excluded pursuant to Rule 14a-8(i)(6) if it "is so vague and indefinite that [the company] would be unable to determine what action should be taken." Int'l Bus. Machs. Corp. (January 14, 1992); RJR Nabisco Holdings Corp. (February 25, 1998) (finding a proposal to link executive compensation with a "reduction in teenage smoking as reflected in the goals of the proposed federal tobacco settlement" was beyond the power of the company to effectuate because it was "unclear what specific standards the [c]ompany would have to meet").

A. The Resolution Generally.

The Proposal is vague and indefinite in two ways. First, it is impossible to ascertain exactly what actions the Company is being asked to perform. Second, the shareholders will not be able to determine what they are being asked to consider and vote on from the face of the proposal. Specifically, Resolution 3 of the Proposal states that "[a]fter the monetary issues are understood, a new monetary structure that satisfies the needs of industrial companies will be proposed to the Administration, to the Congress, and to the media." It is not at all clear whether the Proponents are requesting the Company to participate in any of these actions, either by assisting in the formulation of a "new monetary structure" or by actively endorsing the new monetary structure once it is proposed. (To the extent Resolution 3 of the Proposal does not request any involvement from the Company, we note that the Proposal would also violate Rule 14a-8(i)(6), because the Company will not have the power to implement the actions requested.) Because neither the shareholders in voting on the Proposal nor the Company in implementing the Proposal will be able to determine exactly what actions the Proposal requires, the Proposal violates Rule 14a-9 and is excludable pursuant to Rules 14a-8(i)(3) and 14a-8(i)(6).

In addition, the Proposal is vague and misleading because it does not adequately describe or define the "Global Currency Initiative." The Proposal seeks the Company's support of the GCI by having management attend GCI sessions and by having the Company distribute GCI materials and donate funds. Without more fully describing the purpose and goals of the GCI, shareholders cannot make an informed decision on how to vote on the Proposal. For example, in Dr. Parks's article "To Revive U.S. Manufacturing, Reform our Monetary System" (referenced in the last paragraph of the Proposal) the goal of the GCI does not appear to be to "revisit monetary issues worldwide", but instead to provide another means by which FAME can promote the monetary structure it prefers--the "gold standard." This information is critical to a shareholder's decision on how to vote, and without including a description of the interplay between FAME, the GCI and the Proponents' vested interest in both organizations, the Proposal is materially misleading and thus violates Rules 14a-9 and 14a-8(i)(3).

In addition, numerous supporting statements of the Proposal are vague or misleading.

B. <u>Whereas Clause.</u>

The Whereas clause of the Proposal is materially false and misleading as it offers no foundation or support and is vague. It reads as follows:

> "WHEREAS volatility in major currencies on the order of 30% to 50% over a year or two wreaks havoc on Johnson & Johnson's revenues and profits, reduces our planning horizon, reduces our market capitalization, and results in unacceptable enterprise risk."

This statement is vague and misleading because it does not provide any factual support for the assertion that "volatility in major currencies" "wreaks havoc" on the

Company's operations. Additionally, by using the term "wreaks havoc", this statement insinuates that the Company's operations and financial results are at the whim of currency fluctuations. Quite the contrary is true--the Company actively takes currency risk into account when formulating its business strategies, as is fully disclosed in the Company's Annual Report to Shareowners in accordance with Item 305 of Regulation S-K.

C. The Second and Third Paragraphs under "Discussion."

The second and third paragraphs under "Discussion" are also materially false and misleading in that they make allegations of improper conduct but provide no factual support for those allegations. They read as follows:

> "What is not appreciated by industrial enterprises, however, is that the financial sector, which has been in de facto charge of the world's monetary structure for at least 90 years, does not want stability. It wants volatility, because much of its profits derive from "trading," as in "currency trading," and from creating money out of nothing. In addition, cross-border transaction costs that industrial firms want to minimize are revenues to the financial sector that it wants to maximize.
>
> Thus, the financial sector has a *conflict of interests* with industrial firms (and with small countries and ordinary people worldwide). In effect, the financial sector has rigged the monetary system and concomitant institutions for its own benefit to the detriment of everyone else. Because of their conflict of interests, reform of the world's monetary structure cannot be left to financial sector participants. Because the U.S. monetary structure creates enterprise risk, corporate officers and directors have a fiduciary responsibility to address monetary issues."

To the extent that a shareholder can discern what is meant by "financial sector", the Company believes that the references to the "financial sector's" desire for financial volatility, the "financial sector's" "conflict of interest" with industrial firms, small countries and ordinary people and the assertion that the "financial sector" has "rigged the monetary system...to the detriment of everyone else" are misleading pursuant to Rule 14a-9. Note (b) to Rule 14a-9 specifically discusses how "[m]aterial which directly or indirectly . . . makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" are examples of materially misleading information. The Proponents are debasing the financial industry and their role in monetary policy, without providing any factual basis for those assertions. These statements reflect the Proponents' theory that financial institutions (to the extent that is what is meant by "financial sector") have a conspiracy to cause global financial instability. The Staff has previously found that statements alleging improper conduct without factual support should be omitted from a shareholder proposal. <u>See</u> <u>Exxon-Mobil Corp.</u> (March 19, 2001). In <u>Exxon-Mobil Corp.</u>, the Staff concurred that an assertion in a shareholder proposal that the company released "misinformation" to shareholders and the public was properly omitted pursuant to Rule 14a-8(i)(3). As in <u>Exxon-Mobil Corp.</u>, the Proponents assert, throughout the passages quoted above, improper conduct by the "financial sector", without any foundation or support and without any clarification as to what is meant by "financial sector." Accordingly, these passages should be removed.

<u>Conclusion</u>

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal may be properly omitted from the 2003 Proxy Materials.

If you have any questions with respect to the foregoing or if you need any additional information, please feel free to give me a call at Johnson & Johnson at (732) 524-2464. If for any reason the Staff does not agree with the conclusions expressed herein, we would appreciate an opportunity to confer with the Staff before issuance of its response.

We request that you acknowledge receipt of this letter and the enclosures by stamping and returning the enclosed additional copy of the cover page of this letter using the enclosed self-addressed stamped envelope.

Thank you for your prompt attention to this matter.

Very truly yours,

Michael H. Ullmann
Corporate Secretary &
Associate General
Counsel

Attachments

cc: Dr. Lawrence Parks
Dr. Roberta G. Rubin

Appendix A

Roberta G. Rubin
10 Woodland Avenue
Glen Ridge, NJ 07028

August 25, 2002

RECEIVED
SEP 9 2002
M. ULLMANN

Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Sir:

I am the owner of **75** shares of Johnson & Johnson stock. I have owned this stock for more than one year.

I am filing the enclosed resolution for action at the next stockholder meeting. I submit it for inclusion in the proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

I or my agent will attend the stockholders' meeting to move the resolution as required by SEC rules. I plan to continue to hold shares in the company through the stockholders meeting.

I hereby appoint Dr. Lawrence Parks as my attorney in fact for all matters relating to this Resolution, and authorize him to represent me at the Annual Meeting of Shareholders.

Please feel free to contact Dr. Parks at 212-818-1206 (PO Box 625, FDR Station, New York, NY 10150) if you have any questions about this resolution.

Sincerely,

Enclosure

Cc Dr. Lawrence Parks

Shareholder Resolution

WHEREAS volatility in major currencies on the order of 30% to 50% over a year or two wreaks havoc on Johnson & Johnson's revenues and profits, reduces our planning horizon, reduces our market capitalization, and results in unacceptable enterprise risk, it is in the interests of Johnson & Johnson that:

1. There be currency stability for cross-border transactions;
2. There be interest rate stability;
3. Transaction costs of cross-border business be minimized; and,
4. The Foundation for the Advancement of Monetary Education, ("FAME"), a 501c3 public charity think tank specializing in the world's monetary structure, implement its Global Currency Initiative^{tm}, (the "GCI"), which is a study group, to revisit monetary issues worldwide

THEREFORE, IT IS RESOLVED that:

1. At least one corporate officer to attend three sessions each year of the GCI to be held in mutually convenient venues;
2. A full and timely printed report of each GCI proceeding, to be compiled by FAME, to be distributed by Johnson & Johnson at its expense to all: employees; Board of Directors; shareholders; suppliers; and to the public via the Internet by FAME;
3. After the monetary issues are understood, a new monetary structure that satisfies the needs of industrial companies will be proposed to the Administration, to the Congress, and to the media; and,
4. Johnson & Johnson to make a contribution to FAME, in an amount to be determined by management, to help fund the GCI.

Discussion:

Inadequacies in today's global monetary structure are well-known. For example, former Federal Reserve Chairman Paul Volcker has conceded that "There's a sensible realization that small open economies, heavily dependent on trade and foreign capital, simply cannot live with the volatility that is inherent in freely floating exchange rates," and "A global economy requires a global currency."

What is not appreciated by industrial enterprises, however, is that the financial sector, which has been in *de facto* charge of the world's monetary structure for at least 90 years, does not want stability. It wants volatility, because much of its profits derive from "trading," as in "currency trading," and from creating money out of nothing. In addition, cross-border transaction costs that industrial firms want to minimize are *revenues* to the financial sector that it wants to maximize.

Thus, the financial sector has a *conflict of interests* with industrial firms (and with small countries and ordinary people worldwide). In effect, the financial sector has rigged the monetary system and concomitant institutions for its own benefit to the detriment of everyone else. Because of their conflict of interests, reform of the world's monetary structure cannot be left to financial sector participants. Because the U.S. monetary structure creates enterprise risk, corporate officers and directors have a fiduciary responsibility to address monetary issues.

For these reasons, industrial firms need to understand monetary issues and act on their interests. Hence, there is a need for the GCI. For further information, see: "To Revive U.S. Manufacturing, Reform Our Monetary System" at http://www.fame.org/whatsnew.asp

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 15, 2003

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Johnson & Johnson
Incoming letter dated December 19, 2002

The proposal requires that certain action be taken with respect to the Foundation for the Advancement of Monetary Education and its study group, the Global Currency Initiative.

There appears to be some basis for your view that Johnson & Johnson may exclude the proposal from its proxy materials under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., contributions to specific types of organizations). Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this conclusion, we have not found it necessary to address the alternative bases for omission on which Johnson & Johnson relies.

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor